Invesco

PO Box 4333

Houston, TX 77210-4333

11 Greenway Plaza, Suite 1000

Houston, TX 77046-1173

713.626.1919

www.invesco.com

March10, 2017

Via EDGAR

Marianne Dobelbower

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Counselor Series Trust (Invesco Counselor Series Trust)
File Nos. 811-09913 and 333-36074

Dear Ms. Dobelbower:

Below are responses to your comments, which we received on February 28, 2017 relating to Post-Effective Amendment No. 69 (the “Amendment”) to the AIM Counselor Series Trust (Invesco Counselor Series Trust) (the “Registrant’s”) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2017, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”).1 For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class T and Class F shares of Invesco American Franchise Fund (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

PROSPECTUS

1.	Comment: On page 1 of each of the Class T shares and Class F shares prospectuses, explain supplementally why “Other expenses” are estimated pursuant to footnote number 1.

Response: Instruction 6 to Item 3 of Form N-1A requires a footnote to the fee table indicating that “Other expenses” are estimated for new funds, which we interpret to also apply to new classes, when a fund does not include financial statements reporting

[1]	The effective date of the Amendment was delayed until April 4, 2017 by Post-Effective Amendment No. 70 to the Registrant’s Registration Statement on Form N-1A, which was filed with the Commission on March 9, 2017.

operating results. Because Class T and Class F do not yet have operating results, we have therefore added the footnote pursuant to the N-1A instruction indicating that “Other expenses” of Class T and Class F are based on estimated amounts.

2.	Comment: In the section entitled “Average Annual Total Returns,” supplementally confirm the methodology used to calculate the returns is based off of the 1997 SEC No Action Letter for the Quest for Value Fund. Also confirm supplementally that the returns shown reflect any applicable sales charge for Class T shares.

Response: Confirmed. The methodology used to calculate the returns is based off of the 1997 SEC No Action Letter for the Quest for Value Fund. In addition, the returns shown have been adjusted to reflect the maximum Class T shares sales charge.

STATEMENT OF ADDITIONAL INFORMATION

3.	Comment: In Appendix L of the Statement of Additional Information (“SAI”), Page L-1, explain supplementally the second sentence under “Purchase and Redemption of Shares—Purchase of Class T Shares.”

Response: The sentence that reads, “You may also be charged a transaction or other fee by the financial intermediary managing your account” on page L-1 of the SAI is additional disclosure referring to any fee charged by the financial intermediary that is not paid by or disclosed to the Fund or the Adviser. Such fees may include asset-based advisory fees, account maintenance fees, etc.

Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/S/ Peter A. Davidson

Peter A. Davidson
Assistant General Counsel

2